FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2011.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Realigns Sales Operations in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on February 7, 2011, in Kyoto, Japan

Nidec Realigns Sales Operations in China

Nidec Corporation (NYSE:NJ, the “Company”) today announced that the Company has started realigning its China-based sales subsidiaries (the “Realignment”) to lay the foundation for future sales network expansion in China.

The Realignment is intended to streamline the Company’s ongoing chain of sales control in China and thereby enable the centralized management of operational information, which the Company expects will allow for more effective planning/rollout of marketing strategies and more responsive customer services.

In this connection, the Company also announced that the Beijing branch of Nidec (Shanghai) International Trading Co., Ltd. has been transformed into a legal entity, whose first sales branch is to be established in Qingdao, China, in March 2011.

1. Nidec (H.K.) Co., Ltd. Repositioned as China Sales Head Office

Nidec (H.K.) Co., Ltd. now supervises and controls the Company’s Chinese sales operations as the regional Sales Head Office. Nidec (Shanghai) International Trading Co., Ltd., formerly the Company’s directly-owned subsidiary, has become a subsidiary of Nidec (H.K.) Co., Ltd.

Outline of the Realignment

2. Establishment of Nidec (Beijing) Co., Ltd.

The former Beijing branch of Nidec (Shanghai) International Trading Co., Ltd. has been incorporated as   a legal entity under the name of Nidec (Beijing) Co., Ltd.

   Outline of Nidec (Beijing) Co., Ltd.

Address: B8 21F, T3 Xihuan Plaza, No.1 Xizhimenwai Street, Xicheng District, Beijing, The People’s

 Republic of China

Postal Code: 100044

Tel: +86 -10-82418321/+86-10-82418322/+86-10-82418323

Fax: +86-10-58301149

(Located at the same address as Nidec (Shanghai) International Trading Co., Ltd. Beijing Branch <to be closed>)

Date of establishment: December 3, 2010 (Sales operation commenced on January 1, 2011)

Representative: Mr. Yu Hirabayashi

3. Planned Establishment of Nidec (Beijing) Co., Ltd. Qingdao Branch

Nidec (Beijing) Co., Ltd. is currently in the process of establishing a sales branch in Qingdao, China, which is being registered under the name of Nidec (Beijing) Co., Ltd. Qingdao Branch.

Outline of Nidec (Beijing) Co., Ltd. Qingdao Branch

Address: 1508, 15F, No.2 Qingdao Guofazhongxin, No.36 Miaoling Road, Laoshan District,

  Qingdao, Shandong Province, The People’s Republic of China

Postal Code: 266061

Tel: +86 - 532-68721530

Fax: +86 - 532-68721536

Date of establishment: March 2011 (planned)

Representative: Mr. Liu Luo Ke

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